Exhibit 99.1
Early Resignation of an Outside Director

On March 27, 2019, Shinhan Financial Group announced the following resignation of Mr. Park Byoung-dae who is an outside director and a member of the audit committee of the company.

Key Details:

•	Details of the resigning Outside Director:
	1)	Name: Park Byoung-dae
	2)	Stated term as an Outside Director: From March 22, 2018 to the date of the annual general meeting of shareholders in 2020
	3)	Stated term as a member of the audit committee: March 22, 2018 to the date of the annual general meeting of shareholders in 2019
•	Reason for resignation: Personal reasons
•	Resignation date: March 26, 2019
•	Details of the board of directors of Shinhan Financial Group following the resignation and 18th Annual General Meeting of Shareholders held on March 27, 2019:
	1)	Number of Executive Directors: 1
	2)	Number of Non-Executive Directors: 1
	3)	Number of Outside Directors: 11
•	Details of the members of the Audit Committee of Shinhan Financial Group following the resignation and 18th Annual General Meeting of Shareholders held on March 27, 2019:
	1)	Number of members of the Audit Committee, who are Outside Directors: 3
	2)	Number of members of the Audit Committee, who are not Outside Directors: 0